May 5, 2026

Len M. Fox
Principal Accounting Officer
Exxon Mobil Corporation
22777 Springwoods Village Parkway
Spring, TX 77389

       Re: Exxon Mobil Corporation
           Form 10-K for the Fiscal Year ended December 31, 2025
           Filed February 18, 2026
           File No. 001-02256
Dear Len M. Fox:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation